NO ACT

PE 2-25-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

09035315

February 26, 2009

Received SEC

FEB 2 6 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Martin P. Dunn
O'Melveny & Myers LLP
1,625 Eye Street, NW
Washington, DC 20006-4001

Re: UnitedHealth Group Incorporated

Dear Mr. Dunn:

This is in regard to your letter dated February 25, 2009 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in UnitedHealth's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that UnitedHealth therefore withdraws its January 30, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

O'MELVENY & MYERS LLP

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OUR FILE NUMBER
882,443-075

WRITER'S DIRECT DIAL
(202) 383-5418

WRITER'S E-MAIL ADDRESS
mdunn@omm.com

February 25, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: UnitedHealth Group Incorporated
Withdrawal of No-Action Request Dated January 30, 2009
Regarding a Shareholder Proposal submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

In a letter dated January 30, 2009 (the "***Request***"), we requested that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission concur that our client, UnitedHealth Group Incorporated (the "***Company***"), could properly exclude a shareholder proposal (the "***Proposal***") submitted by the AFL-CIO Reserve Fund (the "***Proponent***") from its proxy materials for its 2009 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

In a letter dated February 24, 2009 (attached as Exhibit A), the Proponent notified the Company that it was voluntarily withdrawing the Proposal. In reliance on this letter, we hereby withdraw the Request.

If we can be of further assistance in this matter, please do not hesitate to contact me at 202-383-5418.

Sincerely,

Martin P. Dunn
of O'MELVENY & MYERS LLP

Enclosure

cc: Daniel F. Pedrotty
Director, Office of Investment, AFL-CIO Reserve Fund

Dannette Smith
Secretary to the Board, UnitedHealth Group Incorporated

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 24, 2009

Sent by FAX, Electronic Mail and UPS Next Day Air

Ms. Dannette L. Smith
Secretary to the Board of Directors
UnitedHealth Group Inc.
9900 Bren Road East
Minnetonka, Minnesota 55343

Dear Ms. Smith:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that, in view of the continuing and productive dialogue between us on the Proposal the Fund submitted for the 2009 annual meeting of shareholders, we hereby withdraw the Proposal.

Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at (202) 637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

January 30, 2009

OUR FILE NUMBER
882,443-075

WRITER'S DIRECT DIAL
(202) 383-5418

WRITER'S E-MAIL ADDRESS
mdunn@omm.com

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: UnitedHealth Group Incorporated
Shareholder Proposal of American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO") Reserve Fund
Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit this letter on behalf of our client UnitedHealth Group Incorporated, a Minnesota corporation (***"UnitedHealth"*** or the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the AFL-CIO Reserve Fund (the ***"Proponent"***) from the Company's proxy materials for its 2009 Annual Meeting of Shareholders (the "***2009 Annual Meeting***"). The Proponent's letter setting forth the Proposal and Supporting Statement is attached hereto as Exhibit A.

Pursuant to rule 14a-8(j), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before UnitedHealth intends to file its definitive 2009 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

I. Summary of the Proposal

The Proposal requests that the Company's Board of Directors (the ***"Board"***) "prepare a report by August 30, 2009, at a reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses related to the Medicare Advantage program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress."

The Supporting Statement accompanying the Proposal describes the Medicare Modernization Act of 2003, which established the Medicare Advantage program, and contains facts and statistics regarding the number of current beneficiaries of Medicare Advantage plans. The Supporting Statement also expresses the view that health care costs and health care reform are "major public policy issues" and suggests that Medicare's solvency is threatened by overpayments to private insurers that provide Medicare Advantage plans. The Supporting Statement suggests that future changes to the Medicare Modernization Act of 2003 regarding reduction in the reimbursement rates of Medicare Advantage plans have been, and will continue to be, considered by Congress. The final paragraph of the Supporting Statement attempts to explain the Proponent's motivation for submitting the Proposal as follows: "[s]hareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value with respect to the Medicare Advantage program."[1]

Substantially similar proposals relating to the Medicare Part D Prescription Drug Program have been sent by the Proponent to Abbott Laboratories and Bristol-Myers Squibb Company. In letters to the Commission dated December 23, 2008 and December 24, 2008, these companies each requested confirmation that the Staff will not recommend enforcement action to the Commission if the companies omit such proposals from their respective 2009 proxy materials. These no-action requests are pending before the Staff.

II. Basis for Excluding the Proposal – Rule 14a-8(i)(7)

The Company believes that the Proposal may be properly omitted from its proxy materials for the 2009 Annual Meeting in reliance on rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations (*i.e.*, lobbying activities that relate to the Company's products, services, and operations).

Under rule 14a-8(i)(7), a proposal is excludable if it "deals with a matter relating to the company's ordinary business operations." In 1998, when the Commission adopted amendments

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1 This reference to "Medicare Part D Program" is the only reference to that program in the Proposal and Supporting Statement. We assume this reference to the Medicare Part D Program was included inadvertently when the Proposal and Supporting Statement were revised from the similar proposals and supporting statements submitted to Abbott Laboratories and Bristol Myers-Squibb. However, given the guidance provided in Staff Legal Bulletin No. 14B (Sept. 15, 2004), we do not intend to address this misstatement under rule 14a-8(i)(3).

to rule 14a-8, the Commission explained the policy underlying rule 14a-8(i)(7) as follows: "consistent with the policy of most state corporate laws," this rule "confine[s] the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[2] The Commission further indicated that two considerations determine whether a proposal may be excluded under rule 14a-8(i)(7) -- the degree to which a proposal seeks to "micromanage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" and when a proposal concerns tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[3]

The Commission has indicated that where a proposal requests a report on a specific aspect of a registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations -- where it does, such a proposal will be excludable.[4] Here, the Proposal requests a report on fundamental aspects of the Company's day-to-day business operations, namely lobbying activities and expenses relating to the provision of certain of its health insurance and related products and services.

The Staff has consistently taken the position that shareholder proposals directed at lobbying activities related to a company's products are excludable pursuant to rule 14a-8(i)(7).[5] Here, the Proposal requests a report on lobbying activities by the Company related to the Medicare Advantage program, a federal program that directly affects the sale, distribution and pricing of health-care related products and services sold by the Company. The Company is engaged in the marketing, distribution and sale of health care-related products and services, including health insurance plans to employers of all sizes, as well as individuals, nationwide.[6]

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2 *See* Exchange Act Release No. 34-40018 at 20 (May 21, 1998).

3 *Id.* at 20-21.

4 *See* Exchange Act Release No. 34-20091 (August 16, 1983).

5 General Electric Co. (January 29, 1997) (proposal prohibiting use of company funds for certain citizen ballot initiatives, including those related to the company's products, was excludable as relating to the conduct of the company's ordinary business operations (*i.e.*, lobbying activities which relate to the company's products)); Philip Morris Companies, Inc. (January 3, 1996) (proposal limiting the company's ability to lobby with respect to the sale, distribution, use, display, or promotion of cigarettes or tobacco products was excludable as directed toward the company's lobbying activities concerning its products); General Motors Corporation (March 17, 1993) (proposal prohibiting lobbying by the company related to automobile fuel economy standards was excludable as a matter relating to the company's business operations and directed towards the company's lobbying activities concerning its products); Philip Morris Companies, Inc. (February 17, 1998) (proposal requesting the company engage in lobbying activities regarding the minimum price of raw milk excludable as directed toward the company's ordinary business activities (*i.e.*, lobbying activities concerning the products of one of its subsidiaries)).

6 *See* UnitedHealth Group Incorporated, Form 10-K for the fiscal year ended December 31, 2007, at 2-4. Available at http://idea.sec.gov/Archives/edgar/data/731766/000119312508035391/d10k.htm.

Medicare Advantage is a federal program under which Medicare beneficiaries may choose to receive their Medicare benefits through private health insurance plans. The Company offers a wide-ranging spectrum of Medicare products, including Medicare Advantage products, through its Ovations business units.[7] For example, the Secure Horizons business unit offers Medicare Advantage products in all fifty states; as of December 31, 2007, Secure Horizons had approximately 1.3 million enrolled individuals in its Medicare Advantage products.[8] In its January 22, 2009 earnings announcement, the Company stated that there are 1,495,000 members enrolled in its Medicare Advantage products as of December 31, 2008.[9] In short, the Proposal constitutes an improper attempt to oversee the Company's ordinary business matters that include lobbying activities and expenses related to its Medicare Advantage products and services.

The Staff has not only found that proposals directed at a company's lobbying activities related to its products are excludable as ordinary business, but also has found that proposals seeking reports containing information about such lobbying activities are excludable as ordinary business. In a letter to Philip Morris Companies, Inc., the Staff found a proposal excludable as ordinary business where the proposal requested a report on lobbying activities and expenditures made to influence legislation regarding cigarette advertising, smoking in public places, and exploiting foreign markets.[10] In that letter, the Staff found that a proposal that was directed toward the company's lobbying activities regarding its products dealt with decisions made by the company with respect to its ordinary business operations. Similarly, the current Proposal is directed specifically toward UnitedHealth's Medicare Advantage products and requests a report concerning UnitedHealth's participation in lobbying activities and expenditures concerning specific UnitedHealth products that are a normal part of its business operations with respect to those products. Although the Supporting Statement argues that shareholders need comprehensive information on such lobbying activities, the Company's approach to these matters involves an assessment of numerous business factors (*e.g.*, the need for lobbying, the likelihood of success of any desired lobbying efforts, the effect of new legislation on the Company and its products, and shareholder value) that are the responsibility of the Board and management and are not proper subjects for shareholder involvement.

While the Staff has held that proposals will not be excluded under rule 14a-8(i)(7) to the extent that they relate to a company's general political activities, the current Proposal does not address general political activities.[11] Instead, the current Proposal describes lobbying activities

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7 *See id.* at 4-5.

8 *See id.*

9 *See* Current Report on Form 8-K, filed on January 22, 2009. Available at http://idea.sec.gov/Archives/edgar/data/731766/000119312509009268/dex991.htm.

10 Phillip Morris Companies, Inc. (February 22, 1990).

11 *See* General Electric Company (February 22, 2000) ("GE 2000").

that relate directly to one of the Company's products and services, namely its Medicare Advantage products. In GE 2000, the Staff was unable to concur with the exclusion of a proposal that dealt with GE's "general political activities" rather than GE's "products, services or operations."[12] The GE 2000 proposal requested that the company publish a report outlining the company's policies and use of shareholder funds for political purposes, including a summary of all campaign finance contributions and lobbying expenses. In contrast, the Proposal received by UnitedHealth specifically addresses the Company's activities with respect to Medicare Advantage products and requests specific information regarding the costs and expenses of lobbying activities related to those particular products. Moreover, as suggested by the Supporting Statement, the Proposal appears to be directed at impacting specific legislative policies, including future changes to the Medicare Modernization Act of 2003 regarding reduction in the reimbursement rates of Medicare Advantage plans. Therefore, this Proposal does not seek information regarding "general political activities" but instead seeks to influence specific Company decisions relating to lobbying activities concerning a specific product offering.

Despite the characterization by the Supporting Statement of health care reform as a "major public policy issue," the Proposal requests information on lobbying costs and expenditures that are part of the Company's ordinary business operations and are related to a subject that neither the Commission nor the Staff has determined to be a "significant social policy issue," as that term is used for purposes of rule 14a-8. Specifically, we note that neither the Commission nor the Staff has identified health care reform as a "significant social policy issue" for purposes of rule 14a-8 and the Staff has consistently found that proposals requesting reports regarding health care may be excluded under rule 14a-8(i)(7), as relating to ordinary business matters.[13] Regardless of whether the subject matter of the Proposal is a "significant social policy issue" for purposes of rule 14a-8, however, the Staff has held that -- even though proposals regarding "significant social policy issues" typically do not fall within the "ordinary business" exclusion of rule 14a-8(i)(7) -- a proposal related to lobbying activities regarding a company's products or operations may be excluded under rule 14a-8(i)(7) even if the proposal involves a "significant social policy issue."[14] Therefore, we believe that the Proposal may be

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12 *Id. See also e.g.,* General Electric Company (January 30, 1989) (proposal requiring the preparation of a report on political contributions to congressional candidates by company-sponsored PACs not excludable as ordinary business in the absence of a representation that the political activity of such PACs related to specific Company products or services).

13 *See e.g.,* General Motors Corporation (Mar. 9, 2007) (proposal requesting that the board prepare a report regarding rising health care costs excludable under rule 14a-8(i)(7)); International Business Machines Corp. (Jan. 21, 2002) (proposal requesting that the company lobby for the creation of a national health insurance system excludable under rule 14a-8(i)(7)); *see also e.g.,* Kohl's Corp. (Jan. 8, 2007).

14 *See e.g.,* General Motors Corporation (March 17, 1993) (proposal prohibiting lobbying by the company related to automobile fuel economy standards was excludable as relating to the company's ordinary business operations despite the environmental concerns referenced in the supporting statement); and General Electric Company (Feb. 2, 1987) (proposal seeking information regarding promotion of nuclear power to the public was excludable as relating to the company's ordinary business operations despite being focused on nuclear power reactors).

excluded from the Company's proxy materials because it is focused on lobbying activities and expenses that relate directly to one of the Company's products and services and does not implicate a rule 14a-8 "significant social policy issue." For the reasons discussed above, on behalf of the Company, we respectfully request that the Staff concur with our view that the Company may exclude the Proposal and Supporting Statement from its proxy materials for the 2009 Annual Meeting in reliance on rule 14a-8(i)(7).

III. Conclusion

On the basis of the foregoing, on behalf of the Company, we respectfully request that the Staff concur that the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting in reliance on rule 14a-8(i)(7).

If we can be of further assistance in this matter, please do not hesitate to contact me at 202-383-5418.

Sincerely,

for Martin P. Dunn
of O'MELVENY & MYERS LLP

Enclosures

cc: Daniel F. Pedrotty
Director, Office of Investment, AFL-CIO Reserve Fund

Dannette Smith
Secretary to the Board, UnitedHealth Group Incorporated

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 22, 2008

Sent by FAX, Electronic Mail and UPS Next Day Air

Ms. Dannette L. Smith
Secretary to the Board of Directors
UnitedHealth Group Inc.
9900 Bren Road East
Minnetonka, Minnesota 55343

Dear Ms. Smith:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of UnitedHealth Group Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 800 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms

Attachment

Report on Medicare Advantage Lobbying Activities and Expenses

Resolved: Shareholders of UnitedHealth Group Inc. (the "Company") request that the Board of Directors prepare a report by August 30, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Advantage program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Medicare Modernization Act of 2003 revitalized the role of private health plans for people on Medicare by establishing the Medicare Advantage program. After annual declines in enrollment between 1999 and 2003, the number of Medicare beneficiaries enrolled in private plans nearly doubled from 5.3 million in 2003 to the current level of 10.1 million as of July 2008. There are nearly 45 million people in Medicare and all beneficiaries have access to at least one Medicare Advantage plan.

Health care costs and health care reform have now become major public policy issues. The costs of the Medicare Advantage program have become a target for Congress and President-elect Barack Obama. Members of the Medicare Payment Advisory Commission and leading researchers have reported that growth in Medicare Advantage plans has driven up costs because the government pays them 13 percent more on average than what it would spend for the same beneficiaries in traditional Medicare (*The New York Times*, 11/23/08). White House Health Reform Director and Health and Human Services Secretary-designate Tom Daschle has warned that "Medicare's solvency is now threatened by overpayments to private insurers built into the [Medicare Advantage] legislation."

During the 110th Congress, both the Senate and the House of Representatives voted on legislation to reduce the reimbursement rates of Medicare Advantage plans and similar legislation is anticipated in the 111th Congress (*The Wall Street Journal*, 11/6/08).

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value with respect to the Medicare Advantage program.

We urge shareholders to vote FOR this proposal.